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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]






               VIVENDI UNIVERSAL ANNOUNCES THE CLOSING OF THE SALE
                                   OF COMAREG



PARIS, MAY 28, 2003 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE:V] announced today that it has closed the sale of Comareg to the France Antilles group, chaired by Philippe Hersant. The amount of the transaction, received today, is E135 million.

The transaction was approved by the French competition authority.

Vivendi Universal has been informed that Comareg will now be chaired by Frederic Aurand, Managing Director of France Antilles.


                                       ###



CONTACTS:
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     MEDIA RELATIONS:                                   INVESTOR RELATIONS:
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     PARIS                                              Laurence Daniel
     Antoine Lefort                                     +33 (1)  71.71.1233
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     Alain Delrieu                                      Eileen McLaughlin
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     Anita Larsen
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